[Letterhead of Chapman and Cutler LLP]

July 23, 2013

VIA ELECTRONIC FILING AND FEDERAL EXPRESS

Mr. Robert Errett
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Fixed Income Trust for Goldman Sachs Subordinated Notes, Series 2011-1
Form 10-D Filed April 3, 2013, SEC File No. 001-35324

Dear Mr. Errett:

On behalf of Fixed Income Client Solutions LLC (the “registrant”), this letter responds to your letter to James Whang dated July 16, 2013 providing comments on the above-referenced report on Form 10-D (the “10-D”) filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2013.  For your convenience, your comment has been reproduced below, followed by the registrant’s response.

Exhibit 99.1 to Form 10-D

Comment 1.
We note that your distribution report does not disclose the distributions accrued and paid on the asset-backed securities and any shortfalls or carryovers. Please confirm that in future filings your distribution report will provide such disclosure. Refer to Item 1121(a)(3)(iii) of Regulation AB.

Response:	The registrant confirms that it will revise its distribution report as specified above in future filings.

*           *           *

In connection with responding to your comments, we have been authorized by the registrant to inform you that the registrant hereby acknowledges as follows:

Mr. Robert Errett
July 23, 2013

•	The registrant is responsible for the adequacy and accuracy of the disclosure in the 10-D;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-D; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information, please do not hesitate to contact James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858, or Mark Riccardi, of Chapman and Cutler LLP, at (202) 478-6478.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	Arthur Sandel
James Whang